UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 30, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Spheris, Inc.
File No. 333-132641 CF# 22684

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Spheris, Inc. submitted an application under Rule 24b-2 for confidential treatment of information it excluded from the Exhibits to a Form 8-K filed on October 8, 2008.

Based on representations by Spheris, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through October 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to the delegated authority:

Maryse Mills-Apenteng
Special Counsel